Snipp Interactive Inc. Receives US$ 125,000 Program Upgrade Order From a

Leading Global CPG Company

TORONTO, June 18, 2019 -- Snipp Interactive Inc. ("Snipp" or the “Company”) (TSX-V: SPN; OTCPK: SNIPF), a global provider of digital marketing promotions, rebates and loyalty solutions, today announced that it has received a US$125,000 program upgrade order from a leading CPG company (the ‘Customer’). The upgrade will be completed within the third quarter of this fiscal year. The Customer, an existing longstanding Snipp client, is an American multinational personal care corporation listed among the Fortune 500. Their brands can be found in almost every American household with a product range that includes facial tissues, feminine hygiene products, toilet paper, utility wipes, disposable diapers and baby wipes.

The Customer had first signed an agreement with Snipp in 2016 establishing Snipp as a receipt technology supplier for a loyalty program for one of their flagship brands. The Company’s SnippCheck market-leading receipt processing solution replaced the Customers previous code-on-pack entry and redemption mechanism and drastically improved the user experience, data analytics capability and program costs through reduced fraud, over their previous implementation model. With SnippCheck, consumers can simply take a picture of their grocery store receipts showing qualifying brand purchases and submit them via an app or online for points that are automatically credited to their loyalty account. Under this agreement, Snipp will upgrade the program to its latest receipt platform that incorporates sophisticated machine learning and artificial intelligence capabilities. The intelligent learning capabilities will help in analyzing valuable consumer behavior by tracking not only product purchases, but also additional items on each captured receipt thus improving the overall effectiveness of the program by providing better analytics and intelligence and advanced fraud protection.

“We are excited to upgrade our client’s program to the latest version of our receipt platform. This platform clearly demonstrates our industry leading machine learning and artificial intelligence capabilities and with this migration, the three largest CPG consumer loyalty programs in the market will now be operating on our SnippCheck platform,” said Atul Sabharwal, Chief Executive Officer of Snipp. “The intelligent learning components of the platform will be game-changing in the industry as we can not only considerably increase program efficiencies but also offer previously unavailable consumer behavior data, analytics and advanced fraud protection. We look forward to incorporating this technology into more of our existing and new client programs in the coming months.”

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Toronto, Canada with offices across the United States, Canada, Ireland, Europe, and India.  The company is publicly listed on the Toronto Stock Venture Exchange (TSX-V) in Canada and is also quoted on the OTC Pink marketplace under the symbol SNIPF. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. SNIPP IS RANKED AMONGST THE TOP 500 FASTEST GROWING COMPANIES IN NORTH AMERICA on Deloitte’s 2018 Technology Fast 500™, for the third year in a row.

FOR FURTHER INFORMATION PLEASE CONTACT:

Snipp Interactive

Jaisun Garcha

investors@snipp.com

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